Exhibit 12.1
INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
(Dollars in Millions, Except Ratios)	Dec 28, 2013	Dec 29, 2012	Dec 31, 2011	Dec 25, 2010	Dec 26, 2009
Earnings[1]	$12,814	$15,057	$18,068	$16,221	$5,887
Adjustments:
Add - Fixed charges	529	362	226	181	136
Subtract - Capitalized interest	(246)	(240)	(150)	(134)	(86)
Earnings and fixed charges (net of capitalized interest)	$13,097	$15,179	$18,144	$16,268	$5,937

Fixed charges:
Interest[2]	$244	$90	$41	$—	$1
Capitalized interest	246	240	150	134	86
Estimated interest component of rental expense	39	32	35	47	49
Total	$529	$362	$226	$181	$136

Ratio of earnings before taxes and fixed charges, to fixed charges	25x	42x	80x	90x	44x
1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated statements of income is not included.